SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 +1 650 565 7000 +1 650 565 7001 FAX AMERICA • ASIA PACIFIC • EUROPE

August 24, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ryan Lichtenfels
Donald Field

Re:	Grove Collaborative Holdings, Inc. Registration Statement on Form S-1 Filed July 19, 2022 File No. 333-266205

Ladies and Gentlemen:

On behalf of our client, Grove Collaborative Holdings, Inc. (“Grove” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 9, 2022 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 filed on July 19, 2022 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised Registration Statement (“Revised Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes from the version filed on July 19, 2022.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the Revised Registration Statement.

Registration Statement on Form S-1

Cover Page

1.

We note the number of Class A Common Stock being registered for resale here and in your registration statement on Form S-1 filed July 18, 2022, File No. 333-266197 (Resale Form S-1) will constitute a number of shares that is comparable to your current public float. Please highlight the significant negative impact that the collective sales of shares could have on the public trading price of the Class A Common Stock. Please highlight the potential significant negative impact based on this registration statement and, separately, the combined negative impact factoring in both this registration statement and the Resale Form S-1.

Response: The Company has revised its disclosure on the cover page to address the Staff’s comment.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Sciences

August 24, 2022

Summary, page 1

2.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your Class A Common Stock. Please describe the impact that such continuous sales may have on the market price of your Class A Common Stock and please disclose that YA II PN, LTD. will generally be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use, or earlier termination by the parties. Please also revise to highlight the fact that in your Resale Form S-1 that a few of your shareholders are beneficial owners of a significant percentage of your outstanding shares (include quantification and percentage) and will generally be able to sell all of their shares (as indicated in the Selling Holders table) at the same time that this registration statement is available for use. Please describe the impact that such continuous sales may have on the market price of your Class A Common Stock. Please include risk factor disclosure that discusses the same.

Response: The Company has revised its disclosure on page 1 and pages 2, 4, 37 and 38 to address the Staff’s comment.

General

3.

Please revise to update your disclosures throughout the filing, as applicable, consistent with the revised disclosure that you provide in response to our comment letter issued on August 9, 2022, with respect to your Resale Form S-1.

Response: The Company notes the Staff’s comment and has revised the applicable disclosures accordingly.

* * * *

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Sciences

August 24, 2022

If you have questions with respect to the Revised Registration Statement or the responses set forth above, please direct the questions to me at (650) 565-7123 or mwellington@sidley.com.

Sincerely,

/s/ Martin Wellington

Martin Wellington
Sidley Austin LLP

cc:	Stuart Landesberg, President, Chief Executive Officer and Director

Delida Costin, Chief Legal and People Officer

Nathan Francis, Associate General Counsel

Carlton Fleming, Sidley Austin LLP